John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

October 22, 2018

Edward M. Kelly

Senior Counsel

Division of Corporation Finance

Office of Manufacturing and Construction

Re:	Sky440, Inc.
Amendment 3 to Offering Statement on Form 1-A Filed October 3, 2018
File No. 24-10873

Dear Mr. Kelly:

On behalf of Sky440, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated October 17, 2018, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Amendment 3 to Offering Statement on Form 1-A filed October 3, 2018

Financial Statements, page F-1

1.	Please update your financial statements in accordance with Part F/S(b)(3)(B), (b)(4), and (b)(5) of Form 1-A.

The Company has updated the financial statements.

General

2.	Please have counsel revise its opinion to accurately reflect the number of shares of common stock being offered.

Counsel has revised its opinion.

Other Matters

The Company has updated its disclosure in the section to Management's Discussion and Analysis to reflect events and results through June 30, 2018.

The Company has changed the terms of the offering to 20,000,000,000 shares at $0.0001.

The Company and its management acknowledges that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (727) 656-5504 with any questions.

Sincerely,

/s/ John E. Lux

John E. Lux, Esq.